THE FRANCE GROWTH FUND, INC.
                                666 THIRD AVENUE
                            NEW YORK, NEW YORK 10017


Date:  March 1, 2001                     Contact: Steven M. Cancro, Esq.
                                                  Vice President and Secretary
                                                  (646) 658 - 3663

The France Growth Fund, Inc. (the "Fund")(NYSE: FRF) announced today that its tender offer for up to 3,018,000 of its issued and outstanding shares of common stock expired at 12:00 midnight Eastern time on February 28, 2001. The purchase price for properly tendered shares is $10.6624 per share, which represents 98% of the net asset value per share as of the close of the regular trading session of the New York Stock Exchange on February 28, 2001.

Based upon current information, approximately 11,739,734 shares were tendered, including shares tendered pursuant to notices of guaranteed delivery. These are preliminary numbers only and are subject to adjustment. The actual number of shares tendered and the number of shares accepted for purchase and the percentage of shares tendered by each tendering shareholder which were accepted by the Fund for payment will be announced as soon as that information becomes available to the Fund.

The France Growth Fund with assets of approximately $165 million is a closed-end fund listed on The New York Stock Exchange. The Fund is a diversified, closed-end management investment company the objective of which is long-term capital appreciation through investment primarily in French equity securities. The Fund's investment adviser is Indocam International Investment Services, which is part of the Indocam Asset Management Group, an indirect wholly-owned subsidiary of the Credit Agricole Group.Stockholders can call or write Mr. Cancro at the number or address listed above.